SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE nº 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting
held on May 18, 2018

I – DATE, TIME AND PLACE: On May 18, 2018, at 10:00 a.m., via conference call, as authorized by the Company’s Bylaws.

II –      CALL NOTICE AND ATTENDANCE: Members of the Board of Directors we duly summoned. All Board members attended the meeting; therefore, the instatement and approval of the quorum were verified. The Company’s officer, Mr. Carlos Eduardo Moraes Calheiros also attended the meeting. Mrs. Janine Maria Corrêa Pupo acted as Secretary of the meeting.

III – COMPOSITION OF THE BOARD: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

IV – AGENDA: to approve and authorize: (i) the 12th Private Issue of Non-Convertible Debentures, with Security Interest, in a Single Series of Issuer, pursuant to the “Private Instrument of Indenture of the 12th Issue of Non-Convertible Debentures, with Security Interest, in a Single Series, for Private Placement, of Gafisa S.A.” (“Debentures Indenture”), at the total amount of up to eighty million Reais (R$80,000,000.00) (respectively, “Debentures” and “Issue of Debentures”); (ii) the Company’s Board of Executive Officers to perform all the additional acts necessary to formalize the Issue of Debentures, especially the execution of the Debentures Indenture on the Company’s behalf and the contract of guarantees necessary to formalize this transaction, and (iii) ratify the acts eventually already practiced by the board of executive officers and other legal representatives of the Company, in accordance with the resolutions mentioned above.

V – RESOLUTIONS: After analysis of the matters and documents included in the agenda, the Board members resolved:

a)         To approve, by majority vote, the Issue of the Company’s Debentures, which shall have the following characteristics:

(i)                     Allocation of proceeds: The net proceeds raised by Issuer through the Issue of Debentures will be allocated to build a residential project referred to as “Moov Espaço Cerâmica”, which has been developed over property under registration No. 49.375 with the 2nd Property Registrar of São Caetano do Sul - SP (“Project”);

(ii)                   Structured Operation: The Issue of Debentures will represent a guarantee of the Real Estate Receivables Certificates – CRI to be issued by Habitasec Securitizadora S/A, headquartered at Avenida Brigadeiro Faria Lima, 2.894, 5º. andar, cj. 52, enrolled with the Brazilian National Registry of Legal Entities (CNPJ/MF) No. 09.304.427/0001-58, through the 112th Series of the 1st Issue of Real Estate Receivables Certificates of Habitasec Securitizadora S/A;

(iii)                 Guarantees: The Issue of Debentures shall rely on the following guarantees: (a)  a fiduciary assignment of current and future receivables deriving from the sale of the project’s independent units; (ii) fiduciary sale over independent units currently not set aside for sale, also those units set aside for sale, but to be purpose of cancellations (“inventory” units) of the Project (“Fiduciary Sale”); and (iii) a performance bond to ensure the conclusion of the Project’s construction;

(iv)                 Total Issue Amount: Total Issue Amount of Debentures shall be of up to eighty million Reais (R$80,000,000.00);

(v)                   Quantity: Up to eighty thousand (80,000) Debentures will be issued;

(vi)                 Unit face value: The unit face value of Debentures shall be one thousand Reais (R$1,000.00), on the Date of Issue;

(vii)               Type: Debentures with security interest;

(viii)         Class and Convertibility: Non-convertible debentures;

(ix)                 Form of Debenture: Debentures shall be issued in the registered form, not issuing certificates;

(x)                   Series: Issue shall have a single series;

(xi)                 Date of Issue: For all legal purposes and effects of the Debentures Indenture, the date of issue of Debentures shall be May 21, 2018 (“Date of Issue”);

(xii)               Placement: The distribution of Debentures shall be private, without any intermediation or sales efforts from entities composing the securities distribution system;

(xiii)             Debentures subscription and payment conditions: Debentures shall be paid-in by their Unit Face Value plus Remuneration (defined hereinbelow), calculated from the first date of payment (inclusive) until each date of payment (exclusive) (“Payment Price”), and the payment of Debentures with discount will be accepted over their respective Payment Price, observing the assumptions set forth upon approval of the Company’s business plan for 2018;

(xiv)             Partial distribution: The partial distribution of Debentures shall be accepted, those which are neither subscribed nor paid-in within one hundred and eighty (180) days, as of the Date of Issue. The unsubscribed and unpaid Debentures within such term shall be canceled by the Company;

(xv)               Monetary Restatement: Debentures shall not have their Unit Face Value monetarily restated;

(xvi)             Remuneration: Debentures shall be entitled to a remuneration to include compensatory interest rates, as of the first Date of Payment corresponding to one hundred percent (100%) of the accumulated variation of one-day average daily rates of DI – Interbank Deposits, extra group, expressed as annual percentage, basis of two hundred and fifty-two (252) Business Days, daily calculated and disclosed by  B3/CETIP UTVM(B3) in its daily bulletin available on its Webpage (www.cetip.com.br) ("DI Rate"), plus a surcharge corresponding to three integers and seventy-five hundredths percent (3.75%) p.a., basis of two hundred and fifty-two (252) Business Days ("Remuneration"). Remuneration will be calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, incurring on the unamortized Unit Face Value of Debentures from the first date of payment of Debentures, until the date of their full payment, according to the formula described in the Debentures Indenture;

(xvii)           Remuneration Payment Frequency: Without prejudice to payments deriving from early redemption or amortization of Debentures, pursuant to the Indenture, and/or early maturity of obligations arising from Debentures, the Remuneration shall be paid monthly and successively in accordance with the dates to be laid down in the Debentures Indenture (“Remuneration Due Date”) with first payment due on June 20, 2018 until debt maturity;

(xviii)         Amortization Payment Frequency: Except for the assumptions provided for in the Debentures Indenture, the Unit Face Value of Debentures shall be amortized monthly, according to the waterfall payment submitted to the board members at this meeting, which was duly approved;

(xix)             Maturity Date: Debentures shall have a maturity of seven hundred, ninety-one (791) days as of the Date of Issue, maturing on July 20, 2020;

(xx)               Debenture Term: The maximum term of Debentures shall be two (2) years and two (2) months as of the Date of Issue, i.e., until July 20, 2020; and

(xxi)             Early Maturity, early Redemption and Amortization of Debentures: The optional early redemption of Debentures may occur at any moment, after one (1) year as of the Date of Issue, i.e., as of May 21, 2019, via payment of balance of the Unit Face Value plus (i) Remuneration, calculated pro rata temporis from the first Date of Payment or last Remuneration Due Date; (ii) Default Charges, where applicable, and other charges due and unpaid until the date of effective redemption; and (iii) premium of one integer and fifty hundredths percent (1.50%). The early maturity, assumptions of compulsory redemption and early amortization of Debentures shall occur as provided for in the Debentures Indenture, whose terms and conditions were submitted to the Board members at this meeting and duly approved, and a draft of the Debentures Indenture shall remain filed in the records of this meeting.

b)         State that two (2) dissenting votes were cast to the Issue of Debentures by Board members, Mrs. Ana Maria Loureiro Recart and Mrs. Karen Sanchez Guimarães.

VI – CLOSING: With no further matters to be discussed, the meeting was adjourned to draw up these minutes in the summary format, which then were read, approved and signed by attending board members upon closing of the meeting. Signatures: Odair Garcia Senra, Tomás Rocha Awad, Eric Alexandre Alencar, Guilherme Vilazante Castro, Ana Maria Loureiro Recart, Karen Sanchez Guimarães, Rodolpho Amboss. Mrs. Janine Maria Corrêa Pupo as secretary.

I certify this is a faithful copy of the minutes drawn up in the Company’s records.

São Paulo, May 18, 2018.

Janine Maria Corrêa Pupo

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer